                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                (AMENDMENT NO. 1)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                             MEDICAL ALLIANCE, INC.
                                (Name of issuer)



                                  COMMON STOCK
                         (Title of class of securities)



                                   58449S 10 5
                                 (CUSIP Number)






Check the following box if a fee is being paid with this statement[ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 9 Pages


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
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CUSIP NO.  58449S 10 5                                                  13G              PAGE 2 OF 9 PAGES
----------------------------------------------------------                              ------------------


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MORRIS MORELAND
---------------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                        (A) [ ]
                                                                                                  (B) [ ]
---------------------------------------------------------------------------------------------------------
   3    SEC USE ONLY

---------------------------------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
---------------------------------------------------------------------------------------------------------
                                5      SOLE VOTING POWER
          NUMBER OF
           SHARES                        96,312
        BENEFICIALLY        -----------------------------------------------------------------------------
          OWNED BY              6      SHARED VOTING POWER
            EACH
          REPORTING                      0
           PERSON           -----------------------------------------------------------------------------
            WITH                7      SOLE DISPOSITIVE POWER

                                         96,312
                            -----------------------------------------------------------------------------
                                8      SHARED DISPOSITIVE POWER

                                         0
---------------------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             97,812
---------------------------------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
                                                                                                      [ ]
---------------------------------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            1.6 %
---------------------------------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON

             IN
---------------------------------------------------------------------------------------------------------



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
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CUSIP NO.   58449S 10 5                                                 13G              PAGE 3 OF 9 PAGES
----------------------------------------------------------                              ------------------


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SATANA CORPORATION

---------------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                         (A) [ ]
                                                                                                   (B) [ ]

---------------------------------------------------------------------------------------------------------
   3    SEC USE ONLY


---------------------------------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
---------------------------------------------------------------------------------------------------------
                                5      SOLE VOTING POWER
          NUMBER OF
           SHARES                        492,645
        BENEFICIALLY        -----------------------------------------------------------------------------
          OWNED BY              6      SHARED VOTING POWER
            EACH
          REPORTING                      0
           PERSON           -----------------------------------------------------------------------------
            WITH                7      SOLE DISPOSITIVE POWER

                                         492,645
                            -----------------------------------------------------------------------------
                                8      SHARED DISPOSITIVE POWER

                                         0
---------------------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             494,645
---------------------------------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
                                                                                                      [ ]
---------------------------------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            8.1 %
---------------------------------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON

             CO
---------------------------------------------------------------------------------------------------------


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Item 1(a).   Name of Issuer.

             The name of the Issuer is Medical Alliance, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices.

             The Issuer's principal executive offices are located at 2445 Gateway Drive, Suite 150, Irving, Texas 75063.

Item 2(a).   Name of Persons Filing.

             This statement is being filed on behalf of Morris Moreland and Satana Corporation.

Item 2(b).   Address of Principal Business Office or, if none, Residence.

             The address of the principal business office of Morris Moreland is 1700 Clubview Drive, Amarillo, Texas 79124. The address of the principal business office of Satana Corporation is National Plaza 2, Suite 102, Amarillo, Texas 79101.

Item 2(c).   Citizenship.

             Morris Moreland is a citizen of the United States. Satana Corporation ("Satana") is a Texas corporation.


Item 2(d).   Title of Class of Securities.

             This statement relates to shares of Common Stock of the Issuer (the "Common Stock").

Item 2(e).   CUSIP Number.

             The CUSIP No. for the shares of Common Stock of the Issuer is 58449S 10 5.

Item 3.      Not Applicable.


                                Page 4 of 9 Pages

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Item 4.      Ownership.

             (a)-(b) As of December 31, 1997, Morris Moreland beneficially owned 97,812 shares, or 1.6%, of the Common Stock; he owned all such shares in his individual capacity. He owned 96,312 of such shares directly and 1,500 of such shares pursuant to an option.

                      As of December 31, 1997, Satana beneficially owned 494,645 shares, or 8.1%, of the Common Stock. Satana beneficially owned 492,645 of such shares directly and 2,000 of such shares pursuant to an option.


(c)(i)-(iv)  Voting and Dispositive Power

             Morris Moreland has the sole power to vote or direct the vote of 96,312 shares of Common Stock. Morris Moreland does not share power to vote or to direct the vote of any shares of Common Stock. Morris Moreland has the sole power to dispose or direct the disposition of 96,312 shares of Common Stock. Morris Moreland does not share power to dispose or to direct the disposition of any shares of Common Stock. Morris Moreland does not have the power to dispose of or vote the 1,500 shares of Common Stock beneficially owned through an option, because the option has not been exercised and is not transferable.

             Satana has the sole power to vote or to direct the vote of 492,645 shares of Common Stock. Satana does not share power to vote or direct the vote of any Common Stock. Satana has the sole power to dispose or direct the disposition of 492,645 shares of Common Stock. Satana does not share power to dispose or direct the disposition of any shares of Common Stock. Satana does not have power to dispose of or vote the 2,000 shares of Common Stock beneficially owned through an option, because the option has not been exercised and is not transferable.

Item 5.      Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

             Instruction: Dissolution of a group requires a response to this item.

             On April 30, 1997, Morris Moreland resigned his position as an executive officer of Satana. Accordingly, as of April 30,1997, Morris Moreland was not deemed to have beneficially owned the shares of Common Stock owned by Satana and, as a result, as of December 31,1997, Morris Moreland was not deemed to be the beneficial owner of more than five percent of the Common Stock.

                                Page 5 of 9 Pages

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Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             Not applicable

Item 8.      Identification and Classification of Members of the Group.

             Not applicable

Item 9.      Notice of Dissolution of Group.

             See Exhibit B attached hereto and incorporated herein for all purposes.

Item 10.     Certification.

             Not applicable



                                Page 6 of 9 Pages

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CUSIP NO.  58449S 10 5                  13G                    PAGE 7 OF 9 PAGES
------------------------------                        --------------------------





     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



     Date:  January 6, 1998


                                                 /s/ Morris Moreland
                                                 ------------------------------
                                                 Morris Moreland



                                                 SATANA CORPORATION

                                                 By:    /s/ Joe K. Howell
                                                 ------------------------------
                                                 Name: Joe K. Howell
                                                 Its Vice President



                                                   EXHIBIT INDEX

Exhibit A    Agreement Pursuant to Rule 13d-1(f)(1)(iii).

Exhibit B    Notice of Dissolution of Group.



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CUSIP NO.  58449S 10 5                  13G                    PAGE 8 OF 9 PAGES
------------------------------                        --------------------------



                                    Exhibit A

     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth hereinbelow.


     Date:  January 6, 1998


                                                 /s/ Morris Moreland
                                                 ------------------------------
                                                 Morris Moreland


                                                 SATANA CORPORATION


                                                 By:    /s/ Joe K. Howell
                                                 ------------------------------
                                                 Name: Joe K. Howell
                                                 Its Vice President





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CUSIP NO.  58449S 10 5                  13G                    PAGE 9 OF 9 PAGES
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                                    Exhibit B

                         NOTICE OF DISSOLUTION OF GROUP

     Notice is hereby given that, effective April 30,1997, the group (within the meaning of Rule 13d-2(f) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended) consisting of Morris Moreland and Satana Corporation (the "Group") was dissolved. All further filings with respect to transactions in the securities of Medical Alliance, Inc., will be filed, if required, by the members of the Group in their respective individual capacities.